UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Trading Update, 27 November 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 27, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 27, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                                              27th November 2007

                                  Barclays PLC
                                 Trading Update

"The diversification of our profits in recent years, together with the investments we have made in businesses both inside and outside the UK, is serving us well in 2007. Our performance in the nine months to the end of September was supported by good underlying growth in Global Retail and Commercial Banking, and by resilience in Investment Banking and Investment Management in the face of turbulent market conditions in the second half."

John Varley, Group Chief Executive

Business Commentary

Global Retail and Commercial Banking
In UK Retail Banking we have delivered good growth in profit before tax after excluding the impact of settlements on overdraft fees from prior years, reflecting good growth in mortgages and customer deposits. Impairment performance in unsecured credit continued to improve and charges remained negligible in mortgages. Barclays Commercial Bank (formerly UK Business Banking) also saw good growth in profit before tax. This was driven by good growth in income, with expenses growing broadly in line with income and impairment rising at a slower rate than in the first half. UK Banking remains on course to achieve its targeted full year cost:income ratio improvement of two percentage points, excluding the impact of settlements on overdraft fees.

Profit before tax at Barclaycard grew strongly, excluding the loss on the Monument credit card disposal in 2007 and property gains in 2006. Income and expense trends were broadly in line with the first half of 2007 and impairment charges continued to improve. Barclaycard US performed well and is on track to be profitable in 2007.

Income growth in International Retail and Commercial Banking - excluding Absa was very strong. We continued to invest in the expansion of the distribution network and in infrastructure. Good profit growth in Western Europe and Emerging Markets was offset by the impact of the disposal of FirstCaribbean International Bank and property gains in 2006, and further investment in infrastructure. International Retail and Commercial Banking - Absa reported strong growth in profit before tax in Rand terms, driven by very strong growth in loans and good deposit growth. There was a decline in profit before tax in Sterling due to Rand depreciation.

Investment Banking and Investment Management
We provided a trading update in respect of the performance of Barclays Capital for the ten months ended 31st October 2007 on 15th November 2007.

At Barclays Global Investors strong growth in income and profit before tax in US Dollars translated into good growth in profit before tax in Sterling terms. We continued to invest in people and infrastructure.

Excellent profit growth at Barclays Wealth was driven by higher transactional income and strong inflows of client deposits and invested assets. We continued to invest in client facing staff and related infrastructure to support future growth.

Capital
We continue to buy back shares to neutralise the dilutive effect of share issuance in August 2007. As at close of business 26th November 2007, we had purchased for cancellation 280m shares at an average price of 603p per share. We expect the year end Tier 1 ratio to be in line with our target of 7.25%. Barclays liquidity remains strong and we continue to see good inflows of deposits.

2007 outlook
Barclays expects 2007 earnings per share to be broadly in line with the current market consensus.

                                    - ENDS -

Notes

     1. Key trends in the income statement set out above, unless stated otherwise, relate to the nine months to 30th September 2007, and are compared to the corresponding nine months of 2006. Balance sheet references relate to 30th September 2007 and are compared to the balance sheet as at 31st December 2006.

     2. Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.

     3.   UK Business Banking has been renamed Barclays Commercial Bank.

     4. As at close of business 26th November 2007, the market consensus derived by Barclays Investor Relations for 2007 PBT was GBP7,099m and for 2007 earnings per share was 68.8p.

Trading Update conference call and webcast details
The Group Finance Director's briefing will be available as a live conference call at 09.00 (GMT) on Tuesday, 27th November 2007. The telephone number for UK callers is 0845 301 4070 (+44 (0) 20 8322 2723 for all other locations), with the access code 'Barclays Results'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.com and a recording will be posted on the website later.

Timetable
2007 Preliminary Results Announcement         Tuesday, 19th February 2008
Ex Dividend Date                              Wednesday, 5th March 2008
Dividend Record Date                          Friday, 7th March 2008
2008 Annual General Meeting                   Thursday, 24th April 2008
Dividend Payment Date                         Friday 25th April 2008

All dates are provisional and subject to change.

For further information please contact

Investor Relations                           Media Relations
Mark Merson/John McIvor                      Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2929                    +44 (0) 20 7116 6132/6586

Forward  Looking  Statements
This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim',
'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.